

Mail Stop 3720

April 20, 2009

Mr. Duston M. Williams
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re:** **Infinera Corporation**
> **Form 10-K for the Fiscal Year Ended December 27, 2008**
> **Filed February 17, 2009**
> **File No. 1-33506**

Dear Mr. Williams:

We have reviewed your supplemental response letter dated March 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 12, 2009, we have limited our review to only the issues addressed in our comments.

Form 10-K for the fiscal year ended December 27, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to prior comment 1 and the disclosure in your Form 10-K for the year ended December 27, 2008 to which you refer. As we previously requested, please discuss in detail in a section of MD&A that is concerned with trends what your revenue and other pertinent line items of operating and net income would look like without the recognition of significant deferred revenue. This should be in the beginning of MD&A and consolidate the information previously provided to inform the reader what projected 2009 revenues, expenses

and operating income might look like without the recognition of the deferred revenue and related expenses that occurred in 2008. We note the significant improvement in your results of operations in 2008, your first profitable year, and that sudden change in your trends seems to be primarily attributable to the recognition of revenue, expenses and income that were the result of activities in prior years and were deferred in those years due to facts and circumstances that are no longer applicable and will not result in a windfall for you in 2009. The language should be conversational and should impart the warning that 2008 results may not be replicated in 2009.

With regard to your backlog, please discuss how much of the backlog in prior years has resulted in revenue in subsequent years and project the impact on 2009 of the backlog at December 27, 2008.

Liquidity and Capital Resources, page 62

2.   We note your response to prior comment 3. Your response does not discuss why you have experienced increasing revenues and attained profitability in 2008 but also experienced a decline in cash flow from operations. As we previously requested, explain with clarity and detail the reason(s) for this within your liquidity and capital resources discussion.

3. Investments and Fair Value Measurement, page 91

3.   We note your response to prior comment 5. We have reviewed your proposed disclosure and would like you to expand it. Please discuss here and in Critical Accounting Policies and Estimates why you chose to value corporate bonds and commercial paper using Level II of the fair value hierarchy as disclosed on page 94. We note your reliance on third- party pricing agencies. Disclose the names and reputations of these third party pricing agencies and discuss why you believe that reliance on them is preferable over trading activity. Discuss how these third parties applied the guidance in paragraphs 28 and 29 of SFAS 157. Provide more specific details of your valuation process that were determined using Level II inputs, including the mathematical calculations used to price commercial paper securities.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact

Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director